Exhibit 99

November 18, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that pursuant to the recommendations of the Nomination & Remuneration Committee, the Board of Directors of HDFC Bank Limited (“the Bank”) has at its meeting held today, approved the appointment of Mr. Santhosh Iyengar Keshavan (DIN: 08466631) as an Additional (Independent) Director of the Bank for a period of 3 (three) consecutive years from November 18, 2024 to November 17, 2027 (both days inclusive), not liable to retire by rotation, subject to the approval of the shareholders of the Bank. Mr. Keshavan is not related to any other Director or Key Managerial Personnel of the Bank.

The above appointment shall be placed before the shareholders of the Bank for their approval in due course. Further, Mr. Keshavan is not debarred from holding the office of a director, by virtue of any SEBI order or any other such authority. A brief profile of Mr. Keshavan is enclosed herewith as Annexure-I.

The above-mentioned board meeting concluded at 9.35 am.

You are requested to kindly take the above on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

Annexure-I

Brief profile of Mr. Santhosh Iyengar Keshavan

Mr. Santhosh Iyengar Keshavan is a strategic executive with 30 years of global business and technology experience in financial industries. His experience includes major business transformations, M&A, managing product launches, setting up global operations, and managing companies through financial challenges. A performance driven executive, he has an entrepreneurial mindset, accumulated from diverse experience spanning startups, technology companies to large publicly traded banking and financial corporations.

He is deeply knowledgeable about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management financial analysis, and overall risk management. He has worked across retirement, employee benefits, asset management, insurance, and banking sectors. He has extensive experience partnering with technology, audit, HR, and risk committees.

Currently, Mr. Santhosh Iyengar Keshavan is the Executive Vice President and Chief Information Officer of Voya Financial Inc (NASDAQ: VOYA). A member of the Executive Management Team, he is a key advisor to the Chief Executive Officer and Board of Directors. The transformation at Voya was focused on Digital and Data infrastructure creating new capabilities for customers, radically enhancing customer experience across all channels and cost optimization through ecosystem simplification, migration to public cloud and elimination of Mainframe technology. He was instrumental in starting Voya India, currently serving as Chairperson, which is serving as a crucial talent base and global capabilities center for Voya.

Before joining Voya in 2017, Mr. Santhosh Iyengar Keshavan served as Chief Information Officer, core banking for Regions Financial Corp (NASDAQ: RF). He managed the technology and operations teams, merger of Regions Financial Corp and AmSouth Bank and was part of the management team for turning the bank to sustained profitability post 2007 financial crisis. Santhosh was previously the Vice President of technology at Fidelity Investments where he led all aspects of pricing and cash management supporting the investment management and treasury functions. Prior to this role, he worked for SunGard Data Systems (now Fidelity Information Services – FIS) in variety of roles and eventually named as Managing Director of Retirement Services for International. He managed global teams with P&L responsibility and grew the business unit setting up green field operations including Japan, Australia, and India. Santhosh started his career as a software developer for a start up in Bangalore, India.

Mr. Santhosh Iyengar Keshavan has a BS degree in Computer Science from University of Mysore and Master of Business Administration (MBA) in Information Systems from University of Alabama, Birmingham (UAB).

Mr. Santhosh Iyengar Keshavan currently serves on non-profit boards including board of trustee for New York Institute of Technology (since 2021). He also served on the board of Connecticut Insurance and Financial Services, which is part of department of economic development (DECD) for state of CT from April 2018 to March 2024. He resides in Hartford, CT with his wife and has two children in high school